Exhibit (a)(1)(B)
Stock Option Exchange Program DRAFT February 27, 2006

Why are we offering an option exchange program? Recent stock market volatility has left all of our outstanding stock options "underwater" We believe that offering you the opportunity to replace these options with new options priced at the current fair market value will motivate higher levels of performance, provide retention incentives and effectively recognize your contributions to our success .... The remainder of this report outlines the parameters of the option exchange program

What is our stock option exchange program? Maintain Keep your current stock option grants with their current exercise prices, vested status and other terms. Other than our executive officers, all of our employees' options are fully vested. Exchange Surrender any or all eligible stock option grants and receive a new option: to acquire the same number of shares (except for certain executive officers, who will receive fewer shares if they participate) with an exercise price equal to the average of the closing prices of our common stock as reported by the NASDAQ for the 18 consecutive trading days ending immediately prior to the grant date subject to a new vesting schedule with a five year term If you are an eligible option holder, you may voluntarily elect to ... Our solution is to provide you with a choice ...

Who may participate? You currently hold outstanding options AND You are a U.S. employee at the time this offer is made and you remain a U.S. employee through the grant date of the new option to be granted as part of the exchange (expected to be late March) You may participate in the stock option exchange program if ...

Do I have to exchange all of my eligible options if I choose to participate? You may choose among option grants, selecting some and not others, when deciding which you would like to exchange Partial option grants cannot be accepted for exchange. If you choose to exchange an option, you must exchange all of the outstanding shares subject to the option To assist you in making your decision, we will have provided you with a personalized stock option history that summarizes your eligible option grants

How many shares will be subject to my new option? What will the exercise price be? If you elect to participate in the stock option program, you will generally receive one new stock option grant. Certain employees may receive two grants, one in exchange for incentive stock options surrendered and one for non-qualifying options surrendered The number of shares subject to the new option grant will equal the total number of option shares that you surrender pursuant to your existing stock option(s), however: Our CEO is eligible to receive 1 new share for every 1.3 shares surrendered Our CFO and VP Engineering is eligible to receive 1 new share for every 1.1 shares surrendered The option you receive pursuant to the exchange will have an exercise price per share equal to the average of the closing prices of our common stock as reported by NASDAQ for the 18 consecutive trading days prior to the grant date.

How will my new option vest? New Option Vesting Schedule 25% of new option shares vest 6 months after grant date 1/24 of new option shares vest every month thereafter, so that new option is fully vested 2 years after grant date Your new option will become exercisable as it vests and will remain exercisable for the five-year term of the option, subject to earlier cancellation upon termination of employment with Micro Linear If you are involuntarily terminated by the Company, without cause, within the first 6 months of the new option grant date, you will receive 6 months vesting credit Example Assuming a grant date of March 28, 2006: On March 28, 2006, existing options covering 4,800 outstanding and fully vested shares are exchanged for a new option grant covering 4,800 shares Your vesting would be as follows: 1,200 shares to vest on September 28, 2006 200 shares to vest each month thereafter so that the new option is fully vested on March 28, 2008 If you are involuntarily terminated by the Company, without cause, on March 29, 2006, 1200 shares will vest

What if Micro Linear is acquired? If Micro Linear is acquired in a merger or other stock and/or cash transaction, and your new option grant is assumed or substituted for by the successor corporation, the grant would retain its existing terms but be settled in the successor corporation's stock If the successor corporation does not assume or substitute for your new option grant, the vesting of the unvested shares subject to your new option will fully accelerate and become 100% vested If the successor corporation assumes your new option and you are involuntarily terminated without cause (by Micro Linear or the successor corporation) within 12 months of the close of the transaction, the vesting of your new option will also fully accelerate and become 100% vested

Where can I find additional details about the exchange offer? Document Description Exchange Offer Legal document explaining the offer in detail (includes a list of common questions and answers regarding the exchange program) Election Form Form that you must sign and deliver to us to participate in the offer Withdrawal Form Form used to rescind a previous election to exchange prior to the end of the offer period Personalized Option Statement Document that serves as your option grant history. All of your outstanding option grants are listed on it You have been or will be provided with copies of the above materials. If you need additional copies, please contact Jenette Jimenez.

What are the tax implications? Under existing tax authority, the exchange itself should not be a taxable event In general, if your new options are incentive stock options, you will generally not be subject to taxation upon any exercise of your new option and will be subject to taxation on any subsequent sale of your exercised shares The specific tax consequences of your new option will depend on your personal circumstances Please refer to the Exchange Offer document for more specific tax information In addition, we recommend that all employees consult their tax and financial advisors before participating in the exchange

Here are some important dates related to the exchange offer Feb. 27 Mar. 27 Promptly following Mar. 28 Promptly following Mar. 28

Micro Linear cannot assist you in making your decision This presentation is intended as an overview of key concepts. Please review the more detailed information contained in the written Exchange Offer when evaluating the option exchange program Participation in this offer is completely voluntary. You have sole discretion whether to exchange your outstanding options. Micro Linear cannot assist you in making your decision, beyond describing the general terms and conditions of the offer Additionally, Micro Linear has not authorized anyone, either from within or outside the Company, to assist you in making your decision. We recommend you review the program materials and consult your own personal advisors

Thank you for attending! Thank you for attending this presentation. While securities laws prevent us from answering questions relating to your specific circumstance, your moderator can show you where your question(s) may be answered in the exchange offer documentation You may also direct questions about the offer to Michael Schradle at 408-433-5200 or optionexchange@microlinear.com and may request additional copies of the offer materials from optionexchange@microlinear.com